Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8602
email address
eschwartz@graubard.com

September 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 1, 2024
File No. 333-280512

Ladies and Gentlemen:

On behalf of Elong Power Holding Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 8, 2024, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 General

1.	Please revise to fill in all blank and bracketed information in a pre-effective amendment to the proxy statement/prospectus.

We have revised the Registration Statement, as requested, to include information available at this time. We intend to file a further amendment to the Registration Statement to complete the remaining blanks (which primarily relate to the record and meeting dates and the meeting location, along with associated information), prior to effectiveness of the Registration Statement.

PIPE Financing, page 86

2.	Please refer to prior comment 12 of our letter dated April 12, 2024. We note your response dated May 24, 2024 that you will update the disclosure to provide the requested information if and when the parties enter into subscription agreements with PIPE investors. We note further that you continue to discuss the PIPE financing throughout the proxy statement/prospectus and that you have a placeholder for PIPE Investors in the table on page 4. However, you have not updated your disclosure to date. Please revise to provide information regarding existing or potential PIPE agreements or consider whether such disclosure should be removed from the registration statement.

We have revised the Registration Statement to included information about the PIPE, as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission

September 11, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc.	Xiaodan Liu